July 23, 2019

Garrett W. Lindemann
Chief Executive Officer
Verax Research Services, Inc.
9601 Medical Drive
Rockville, Maryland 20850

       Re: Verax Research Services, Inc.
           Offering Circular on Form 1-A
           Filed June 28, 2019
           File No. 024-11029

Dear Dr. Lindemann:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular on Form 1-A Filed June 28, 2019

General

1. Throughout your offering circular, please clarify your business description and distinguish between your planned and current operations. For example:

          On page 21, you refer to your projects and/or research with the Kansas University
          Medical Center, Kidney Institute, Polycystic Kidney Disease Group, the Immunology
          Department at the University of South Alabama (Mobile, Alabama), and the
          McLaughlin Research Institute (Great Falls, Montana). Disclose if you have any agreements with these entities and file any material agreements as exhibits. See Item
          17(6) of Form 1-A.
          On page 23, disclose whether your business services are currently operational.
          You state on page 23: "Verax is located at Johns Hopkins University . .. ." Clarify whether you are affiliated with the university.
 Garrett W. Lindemann
FirstName LastNameGarrett W. Lindemann
Verax Research Services, Inc.
Comapany NameVerax Research Services, Inc.
July 23, 2019
July 23, 2019 Page 2
Page 2
FirstName LastName
             On page 24, disclose whether your royalty free perpetual licenses are material to your business. If so, file the license agreements as exhibits.
             On page 24, clarify how you raised $6.5 million and what operations, if any, you conducted in Linden, Tennessee. On page 33 you state: "The commitment to issue
             2,455,000 additional shares is contingent upon the seller delivering a clear, clean unencumbered title to the property by December 31, 2019."
             On page 24, describe the material provisions of your agreements with the Sovereign
             Tribal Nations and file these agreements as exhibits.
             On page 25, you disclose "relationships with growers, companies and joint ventures in
             Alabama, Arkansas, Kentucky, Mississippi, Georgia and North Carolina. " Disclose
             whether these relationships are based on any agreements. File any material agreements as exhibits.
             Clarify the meaning of the last sentence in the first paragraph on page 39 relating to
             Mr. McGraw.
             In several sections, you disclose that the company has never performed a stock split;
             however, in other sections you disclose that on May 3, 2019, the company affected a
             5,000:1 stock split of its common stock. Please reconcile.
Risk Factors
The Company is Subject to Direct Government Regulations..., page 8

2. Please disclose here and in the Description of Business section the material risks and effects of existing or probable governmental regulations, including the regulations in
         Tennessee, regarding engaging in the hemp and CBD business. See Item 7(a)(2) of Form
         1-A.
Verax Research Services eMarketplace Division Update, page 27

3. Please attach as exhibits the agreements referenced in the last paragraph of this section, if material. See Item 17(6) of Form 1-A.
Products and Services Positioning, page 30

4. Please clarify whether the "Marketing Support Agreement" with Domaine Global, LLC is related to the "Acquisition Agreement" with Domaine Global, LLC filed as exhibit 6.0.
Description of Property, page 32

5. Throughout the offering circular, you refer to your Baltimore, Maryland and Foley,
         Alabama facilities. Please reconcile your disclosure.
Directors, Executive Officers and Significant Employees, page 36

6. On page 38, please identify the "leader... expected to replace J. Randall Hoggle."
 Garrett W. Lindemann
Verax Research Services, Inc.
July 23, 2019
Page 3


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Steve Lo at 202-551-3394 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

FirstName LastNameGarrett W. Lindemann                       Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameVerax Research Services, Inc.
                                                             Mining
July 23, 2019 Page 3
cc:       Randall S. Goulding
FirstName LastName